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SEC FILE NUMBER
0-14289

CUSIP NUMBER
394361208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Green Bankshares, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

100 North Main Street

Address of Principal Executive Office (Street and Number)
Greeneville, Tennessee 37743-4992

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Green Bankshares, Inc., a Tennessee corporation (the “Company”), has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) by the November 9, 2011 due date. The Registrant was unable to file a timely Form 10-Q because the Registrant had not completed its consolidated financial statements and related disclosures for the quarter ending September 30, 2011 and the Company’s independent auditors had not completed their required review of such financial statements and related disclosures. The delay was due primarily to the complexities related to the application of the acquisition method of accounting and related changes in financial statement presentation resulting from the Company’s acquisition by North American Financial Holdings, Inc. (“NAFH”). Pursuant to the NAFH investment, which closed on September 7, 2011, the Company issued 119.9 million new shares of common stock in exchange for consideration of approximately $217 million.

The Company expects to file the Form 10-Q for the quarter ended September 30, 2011 by November 14, 2011, subsequent to completion of the consolidated financial statements and the required review thereof by its independent auditors.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Christopher G. Marshall	(704)	554-5901
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s Form 10-Q is not yet complete as a result of the issues described in Part III above, the Company expects that its results of operations for the quarter ended September 30, 2011 will be significantly different than its results for the comparable quarterly period in 2010.

Green Bankshares, Inc. (the “Company”), headquartered in Greeneville, Tennessee, is a majority-owned subsidiary of North American Financial Holdings, Inc (“NAFH”).

On September 7, 2011, the Company completed the issuance and sale of 119.9 million shares of its common stock to NAFH for approximately $217 million in consideration (“NAFH Investment”). NAFH is a bank holding company formed with the goal of creating a regional banking franchise in the southeastern region of the United States through organic growth and acquisition of other banks, including failed, underperforming and undercapitalized banks. NAFH is the controlling owner of Capital Bank, NA, a $6.6 billion bank with 146 branches in Florida, North Carolina, South Carolina, Tennessee and Virginia.

On September 7, 2011, GreenBank, which was formerly a wholly-owned subsidiary of the Company, merged (the “Merger” or “Bank Merger”) with and into Capital Bank, NA, a national banking association and subsidiary of TIB Financial Corp. (the “TIB Financial”), a corporation organized under the laws of the State of Florida, Capital Bank Corporation, a corporation organized under the laws of the state of North Carolina (“Capital Bank Corp.”) and NAFH, with Capital Bank, NA as the surviving entity. NAFH is the owner of approximately 90% of the Company’s common stock, approximately 83% of Capital Bank Corp’s common stock and approximately 94% of TIB Financial’s common stock.

Financial results for the first nine months of 2011 were significantly impacted by the controlling investment in the Company by NAFH. As a result of the NAFH Investment, NAFH now owners 90% of the voting securities of the Company and followed the acquisition method of accounting and applied “acquisition accounting.” Acquisition accounting requires that the assets purchased, the liabilities assumed, and non-controlling interests all be reported in the acquirer’s financial statements at their fair value, with any excess of purchase consideration over the net assets being reported as goodwill. As part of the valuation, intangible assets were identified and a fair value was determined as required by the accounting guidance for business combinations. Accounting guidance also allows the application of “push down accounting,” whereby the adjustments of assets and liabilities to fair value and the resultant goodwill are shown in the financial statements of the acquiree. The Company is still in the process of completing its fair value analysis of assets and liabilities, and final fair value adjustments may differ from the preliminary estimates recorded to date. Balances and activity in the Company’s consolidated financial statements prior to the NAFH Investment will be labeled with “Predecessor Company” while balances and activity subsequent to the NAFH Investment will be labeled with “Successor Company.”

The Predecessor Company reported a net loss available to common shareholders for the period from July 1, 2011 through September 7, 2011 of $9.8 million compared to a net loss of $12.4 million for the second quarter of 2011 and a net loss of $36.4 million for the third quarter of 2010. For the period from September 8, 2011 through September 30, 2011, the Successor Company reported net income of $930 thousand.

Due to the difference in lengths of reporting periods, the Merger discussed above and the resulting deconsolidation of GreenBank on September 7, 2011, the operating results for the period from July 1, 2011 through September 7, 2011 only include the results of GreenBank for approximately 2 months and therefore are generally not comparable to the operations in prior quarters.

The Predecessor Company loss available to common shareholders reported in the period from July 1, 2011 through September 7, 2011 was primarily due to a $15.5 million provision for loan losses and $14.7 million in foreclosed asset related expenses offset by a gain of $11.2 million as a result of the redemption of the company series A preferred stock. The loss reported in the second quarter of 2011 was primarily due to a $14.3 million provision for loan losses and $6.3 million in foreclosed asset related expenses, while the loss reported in the third quarter of 2010 was primarily due to a $36.8 million provision for loan losses and $7.8 million in foreclosed asset related expenses.

Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Although the Company believes that the assumptions underlying any forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those contained in the 2010 10-K as Part I, Item 1A thereof and those that will be reflected in Part II, Item 1A of the Form 10-Q for the three month period ending September 30, 2011, when filed, including (1) the outcome of any legal proceedings that have been or may be instituted against the Company and others following announcement of the NAFH Investment; (2) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (3) continuation of the historically low short-term interest rate environment; (4) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (5) increased levels of non-performing and repossessed assets and the ability to resolve these may result in future losses; (6) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (7) rapid fluctuations or unanticipated changes in interest rates; (8) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments, like the Dodd-Frank Wall Street Reform and Consumer Protection Act, arising out of current unsettled conditions in the economy; (9) the results of regulatory examinations; (10) the remediation efforts related to the Company’s material weakness in its internal control over financial reporting; (11) increased competition with other financial institutions in the markets that the Bank serves; (12) further deterioration in the valuation of other real estate owned; and (13) the loss of key personnel, as well as other factors to be discussed throughout the Form 10-Q for the three month period ending September 30, 2011, including, without limitation the factors to be described under “Critical Accounting Policies and Estimates” of Form 10-Q for the three month period ending September 30, 2011, or from time to time, in the Company’s filings with the SEC, press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document’s date. All forward-looking statements included herein are expressly qualified in their entirety by this cautionary notice. The Company has no obligation and does not intend to publicly update or revise any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any further disclosures the Company may make on related subjects in its documents filed with or furnished to the SEC or in its other public disclosures.

Green Bankshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2011	By	/s/ Christopher G. Marshall

Name: Christopher G. Marshall
Title: Chief Financial Officer